Exhibit 12.3
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	Nine Months
	Ended
	September 30,	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations	$295,292	$317,143	$223,163	$246,590	$225,384	$236,563
Income taxes	140,428	156,418	126,892	136,142	102,202	152,145
Fixed charges	178,785	225,119	214,430	214,803	225,041	219,178

Total Earnings	$614,505	$698,680	$564,485	$597,535	$552,627	$607,886

Fixed Charges:
Interest charges	$158,352	$196,826	$185,087	$183,527	$193,973	$187,039
Estimated interest portion of annual rents	20,433	28,293	29,343	31,276	31,068	32,139

Total Fixed Charges	$178,785	$225,119	$214,430	$214,803	$225,041	$219,178

Preferred Stock Dividend
Requirements:
Income before income taxes	$435,720	$473,561	$350,055	$382,732	$327,586	$388,708
Net income from continuing operations	295,292	317,143	223,163	246,590	225,384	236,563

Ratio of income before income taxes to net income	1.476	1.493	1.569	1.552	1.453	1.643
Preferred stock dividends	—	—	—	—	—	—

Preferred Stock Dividend
Requirements – Ratio (above) Times Preferred Stock Dividends	$—	$—	$—	$—	$—	$—

Fixed Charges and Preferred
Stock Dividend Requirements:
Fixed charges	$178,785	$225,119	$214,430	$214,803	$225,041	$219,178
Preferred stock dividend requirements	—	—	—	—	—	—

Total Fixed Charges and
Preferred Stock Dividend Requirements	$178,785	$225,119	$214,430	$214,803	$225,041	$219,178

Ratio of Earnings to Combined
Fixed Charges and Preferred Stock Dividend Requirements (rounded down)	3.43	3.10	2.63	2.78	2.45	2.77